SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 25, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K (i) a press release dated October 25, 2005, announcing the choice of Spirit AeroSystems to use PLM solutions from IBM and Dassault Systemes and (ii) a press release dated October 25, 2005, announcing the adoption by the BMW Group to use ABAQUS software for all its vehicle crashworthiness simulations.

Spirit AeroSystems Increases Real-time
Collaboration with PLM Solutions
from IBM and Dassault Systèmes

Largest independent structures supplier to streamline product development processes with innovative end-to-end PLM solution

Paris, France, October 25, 2005 – IBM and Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced that Spirit AeroSystems, the largest independent structures supplier to the worldwide aerospace industry and a major supplier to Boeing Commercial Aircraft, has chosen their PLM solutions to enhance real-time collaboration with its customers and improve the global efficiency of product development processes.

Spirit will deploy a global end-to-end IBM PLM solution that includes industry-leading software applications developed by Dassault Systèmes, along with leading-edge middleware, hardware and services. The supplier will deploy CATIA V5’s collaborative digital product design in a seamlessly integrated environment with ENOVIA LCA for product data management, and DELMIA for digital manufacturing simulation. With 500 seats, these solutions will together enable aircraft structure and system development based on industry-proven best practices, while supporting the industry-specific processes found in the aerospace sector.

Using this PLM solution, Spirit will gain greater control over its data and processes, enabling it to work more efficiently and responsively, and enhancing its competitiveness. It will also optimize collaboration with Boeing Commercial Aircraft, the company’s largest customer, with whom it is already tightly integrated.

Spirit builds parts for almost every Boeing Commercial jetliner in production, and is currently responsible for the important forward section of the revolutionary 787 Dreamliner. Spirit also designs and manufactures the engine pylons and both fixed and moveable wing components. The developmental forward barrel – called Section 41 – is made of advanced composite material and was recently rolled out to much fanfare by Spirit and Boeing’s 787 Dreamliner team.

According to Spirit’s Engineering Department, “This decision is not just about the advanced composite design capabilities that CATIA V5 brings to our design engineers. It’s about collaborating with Boeing and the global 787 team in real-time, with no translation or papered-over integrations. This global collaboration is key to our success and to the success of our customer.”

“As a major supplier to the aerospace industry, Spirit is facing increased responsibilities in a very competitive marketplace,” said John Porter, Vice President, Product Lifecycle Management, IBM Americas. “Our end-to-end PLM solutions will help Spirit transform its business by cutting costs, optimizing collaboration and the use of critical information. Thus they will increase differentiation through innovative products and services and offer their customers unique value.”

Marcelo Lemos, President, Dassault Systemes of America, said, “Drawing upon our experience of working closely with leading aerospace companies, we have developed a portfolio of Digital Aircraft Solutions which addresses the specific transformation needs of the industry. We are delighted to work with Spirit AeroSystems and deliver to them field-proven solutions that enable unparalleled process innovation and real-time collaboration.”

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About Spirit AeroSystems
Spirit AeroSystems, Inc. is the world’s largest independent supplier of structures for commercial aircraft. It designs and builds part of every Boeing commercial aircraft currently in production, except the 717. It produces the fuselage, engine nacelles and pylons of the 737; and nose sections, nacelles and pylons for the 747, 767 and 777 aircraft. It designs and produces slats, flaps, forward leading edges and trailing edges for 737 wings; slats and floor beams for the 777 airplane; and wing and fuselage components for the 747. The company also designs and builds aircraft production tooling. For more information, visit http://www.spiritaero.com

About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of On Demand business solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

IBM Press Contact: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com	Dassault Systèmes Press Contacts:
Frédérique Moureton
+33 1 40 99 68 80
frederique_moureton@ds-fr.com

Derek Lane (Americas)
+1 818 673 2243
derek_lane@ds-us.com

Harriet Keen (Financial Dynamics)
+44 207 831 3113
Harriet.Keen@fd.com

Dassault Systèmes Investor Relations
Contacts:
Géraldine Nithart-Riva/Valérie
Agathon
+33 1 40 99 69 24
investors@ds-fr.com

ABAQUS Software Adopted by
Major Automotive OEM for Crash Simulation

Four-year technical collaboration signals
a major technology shift in automotive engineering

Providence, R.I. USA, October 25, 2005 – ABAQUS, Inc., a Dassault Systèmes’ (DS) company (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), announced today that BMW Group has adopted ABAQUS software as the basis for all its vehicle crashworthiness simulation. ABAQUS is the leading provider of software, technology and services for advanced finite element analysis and a key part of SIMULIA, the new DS brand for realistic simulation. The decision comes after an intensive four-year technical collaboration during which the two companies worked together to advance ABAQUS software to meet BMW’s requirements for accuracy and robustness.

BMW Group has used ABAQUS software since 1986, beginning with engine development and today encompassing substantial simulation requirements in engine, chassis, and body-in-white design. The capability of ABAQUS to accurately model complex material behavior and to capture the important physical response of automotive components and systems in these applications, combined with the robustness of the software, motivated BMW to begin a formal project in 2001 to investigate using ABAQUS for crashworthiness simulation.

In production use since September 2004, the software has already demonstrated tangible benefits for improving the crash simulation process at BMW. In particular, the software has delivered the improvements in accuracy, robustness and reliability that BMW Group requires. Following the successful achievement of each major milestone, BMW has now adopted ABAQUS software for all crashworthiness simulations and will continue the joint development program.

“This decision is a testament to the close cooperation between the ABAQUS development team and BMW’s engineers, and to the progress we have made in improving the predictability of simulation methods for crashworthiness,” said Mark Goldstein, Chief Executive Officer of SIMULIA. “We look forward to continuing our work with BMW Group and other customers as ABAQUS software becomes the standard for high-quality simulation within the automotive industry.”

Vehicle crashworthiness is a significant regulatory focus for automotive companies. As part of the U.S. Department of Transportation, the National Highway Traffic Safety Administration issues Federal Motor Vehicle Safety Standards (FMVSS) and manages U.S. NCAP (New Car Assessment Program), which performs crash testing and publishes vehicle crash ratings for consumers. In the European Union, EuroNCAP evaluates the crashworthiness and safety performance of vehicles according to guidelines from the European Commission.

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About ABAQUS and SIMULIA
Founded in 1978, ABAQUS, Inc. is the world’s leading provider of software and services for advanced finite element analysis. The ABAQUS® software suite has an unsurpassed reputation for technology, quality and reliability. It has been adopted by major corporations across all engineering disciplines as an integral part of the design process. ABAQUS offers a powerful and complete solution for simple-to-complex linear and nonlinear engineering problems, using the finite element method. A wide range of structural, thermal, dynamic and coupled analyses is supported. The software delivers a unified simulation environment without equal, presenting a compelling alternative to implementations involving multiple products and vendors. In October 2005, ABAQUS became a wholly owned subsidiary of Dassault Systèmes, a world leader in 3D and Product Lifecycle Management (PLM) solutions. SIMULIA, a Dassault Systèmes brand, offers realistic simulation solutions based on an open multiphysics platform allowing a unified approach. SIMULIA will make simulation a natural activity to a wider constituency while delivering increased value and lower cost of ownership for engineering and scientific applications. ABAQUS is a core component of the vision and a basis for the future evolution of SIMULIA.

ABAQUS employs over 525 people worldwide, with headquarters located in Providence, RI, USA, and R&D centers in Providence and in Suresnes, France. ABAQUS has 29 offices for technical support, sales and services, plus a network of distributors in emerging markets. To learn more go to www.abaqus.com.

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit www.3ds.com

ABAQUS® is a registered trademark or trademark of ABAQUS, Inc., in the United States and other countries. SIMULIA is a trademark of Dassault Systèmes in the United States and other countries. All other brand names, product names or trademarks belong to their respective holders.

ABAQUS Press Contacts: Miles Parker (Parker Group) +1 (401) 272-1510 team@parkergroup.com Stacy Hart (ABAQUS, Inc.) +1 (401) 276-4403 Stacy.Hart@abaqus.com	Dassault Systèmes Press Contacts:
Derek Lane (Americas)
+1 (818) 673-2243
derek_lane@ds-us.com

Frédérique Moureton
+33 1 40 99 68 80
frederique_moureton@ds-fr.com

Emma Rutherford (Financial Dynamics)
+ 33 1 47 03 68 10
emma.rutherford@fd.com	Dassault Systèmes Investor Relations Contacts: Géraldine Nithart-Riva/Valérie Agathon +33 1 40 99 69 24 investors@ds-fr.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: October 25, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration